LATHROP
& GAGE L.C.

JACK M. MERRITTS (720) 931-3217 EMAIL: JMERRITTS@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	REPUBLIC PLAZA 370 17TH STREET, SUITE 4650 DENVER, COLORADO 80202-5607 (720) 931-3200, FAX (720) 931-3201

September 22, 2006

Karl Hiller, Branch Chief
Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re:       Unioil
            Form 10-KSB for Fiscal Year Ended December 31, 2005
            Filed May 15, 2006
            Form 10-QSB for the Quarter Ended June 30, 2006
            Filed August 18, 2006
            Response Letter Dated July 31, 2006
            File No. 0-10089

Dear Mr. Hiller and Ms. Towner:

In regard to your letter dated August 24, 2006, Unioil (the “Company”) addressed most of the comments in that letter by our letter of September 8, 2006.  The Company is now able to respond to the remaining comments in your letter of August 24, 2006 as follows with references to the subtitles and paragraph numbers as they appear in your letter:

Financial Statements

Note 2 – Correction of Errors, page 7

Karl Hiller, Branch Chief
September 22, 2006

4.       The Company’s auditors have included an explanatory paragraph in their report indicating that the 2004 Financial Statements had been restated.  A copy of the proposed “Report of Independent Registered Public Accounting Firm” (attached hereto as Exhibit 1) which has been revised to add the last paragraph in response to this comment.

          In the process of reviewing the financial statements to respond to this comment, the Company’s auditors determined that it would be appropriate to revise certain Notes to the Financial Statements to add clarity to the description of the changes made as a result of the restatement of the 2004 Financial Statements.  Accordingly, Note 1 (“Summary of Significant Accounting Policies”) will be amended in that the first sentence of the fifth paragraph (subtitled “Property and Equipment”) under that Note 1 would read as follows:  “Property and equipment with original cost in excess of $5,000 are recorded at cost.”

          For similar reasons, Note 2 (“Correction of Errors”) will be revised as set forth in Exhibit 2 attached hereto.  The proposed revisions in that Note 2 consist of the following:  (1) revising virtually all of the first paragraph under that Note; (2) revising the table in the third paragraph of that Note 2 which “summarizes corrections to the December 31, 2004 statement of operations” by adding a line item “Adjust Insurance Expense” and adding the figure of a negative $51.00 for that line item; (3) revising the next line item in that table to refer to “Adjust penalties and interest expense” and change the dollar figure for that line item to $1,683; and (4) in the table at the end of Note 2 revising the line item for “Net income per share” to list the amount of $0.01 at the bottom of each of the first and fifth columns.

          We believe that with these additional revisions the Company has responded to all of the comments in your letter of August 24, 2006.  If these proposed revisions are acceptable, please advise me and the Company will file a Form 10-KSB/A1 for the fiscal year ending December 31, 2005 and Forms 10-QSB/A1 for the quarters ended March 31, 2006 and June 30, 2006 incorporating these revisions and the revisions described in our letter of September 8, 2006.

          If you have any questions or comments concerning these proposed revisions or the contents of this letter, please contact me.

                                                                                                    Very truly yours,

                                                                                                    LATHROP & GAGE L.C.

                                                                                                    By:  /s/ Jack M. Merritts

                                                                                                                Jack M. Merritts

:sy
Enclosures
cc:        Charles E. Ayers, Jr. (w/encl)

EXHIBIT 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Unioil

I have audited the accompanying balance sheet of Unioil (a Nevada corporation) as of December 31, 2005, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005.  These financial statements are the responsibility of the company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, I express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unioil as of December 31, 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the Company has restated its 2004 financial statements to conform with accounting principles generally accepted in the United States of America by making the changes listed therein.

Michael J. Larsen, LLC

Salt Lake City, Utah
March 8, 2006

1

EXHIBIT 2

NOTE 2 – CORRECTION OF ERRORS

The accompanying financial statements have been restated to correct errors made in the year ended December 31, 2004 and prior years.   Specifically, the Company has corrected the reporting of revenue from the cash method to the accrual method for non-operated wells, has reversed administrative overhead recoveries on uncollectible accounts, has corrected the amount charged to expense for an insurance policy, has recorded the effects of accounts payable forgiven in previous years, and has reduced accrued penalties and interest to amounts considered probable of assessment.  The Company has also corrected the amount of valuation allowance of its deferred tax assets to take into account current and projected future taxable income, and has excluded from the fixed asset category assets which were previously retired or which were not recorded in accordance with its capitalization policy.  In addition, the Company has reclassified overhead recoveries from income to a reduction of general and administrative expense, has reclassified operating revenues and expenses out from other income and expense, and has reclassified misappropriation loss from an extraordinary item to an item of other expense.  For purposes of its depletion and ceiling test computations, the Company has adjusted the components of its full cost pool to reflect actual proved and unproved property designations, and has excluded oil and gas quantities from proved undeveloped reserves for which economic feasibility had not been established.

The effect of the restatement was to increase net income for the year ended December 31, 2004 by $173,903 ($0.02 per share) net of income tax of $26,587.

The following summarizes corrections to the December 31, 2004 statement of operations:

                                                                                                                    Per share

     Net loss as previously reported                                       $ (5,730)            $ (0.00)
     Additional revenue from non-operated wells                    136,849                  0.01
     Additional lease operating expense                                     (3,639)               (0.00)
     Depletion expense adjustment                                           64,806                  0.01
     Depreciation expense adjustment                                           842                  0.00
     Adjust insurance expense                                                       (51)                (0.00)
     Adjust penalties and interest expense                                  1,683                  0.00
     Adjust income tax expense                                              (26,587)               (0.00)

     Net income, as restated                                               $ 168,173               $ 0.02

Certain reclassifications were also made to 2004 operating results.  Revenue earned from acting as an operator totaling $26,061 was reclassified from gross revenue to a reduction of general and administrative expense.  Misappropriation Loss of $45,364, previously reported as an extraordinary item, was reclassified to an item of other income and expense.

Reclassification adjustments affecting the balance sheet comprise the approximate $119,000 reduction of unproved reserves and increase in proved reserves, affecting the recalculation of depreciation, depletion and amortization expense in prior years.

Retained earnings at December 31, 2003 has been adjusted for the cumulative effect of these financial statement corrections, as follows:

Retained earnings as previously reported	$(16,929,050)
Correction of full cost pool	(1,869,972)
Correction of revenue recognition	22,760
Correction of operating expenses	48,709
Revision of valuation allowance for deferred tax assets	1,439,347

Retained earnings December 31, 2003, as restated	$(17,288,206)
============

UNIOIL

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – CORRECTION OF ERRORS [Continued]

The Company has determined that it should have excluded from its prior year claims of proved undeveloped reserves any oil and gas deposits that could not have been recovered without the drilling of new wells, irrespective of the strength of geological evidence of the extent of such deposits, and even though such deposits lie within Company-controlled acreage.  Such exclusion resulted in an impairment of the Company's full cost pool during 2001.

The Company determined that its history of taxable income combined with its expectations of future taxable income based on reserve information and projected operating results indicates that it was more likely than not that a portion of the deferred tax assets would be realized from the Company's net operating loss carryforwards.  The Company's previous assessment of the likelihood of realization of its deferred tax assets which resulted in recording a full valuation allowance had been based upon a misinterpretation of the requirements of FASB 109 to evaluate the likelihood of utilization of operating loss carryforwards and to record a deferred tax asset accordingly.  The Company has recorded a reduction in the Company's valuation allowance as the correction of an error.

The effect of the restatements and reclassifications on quarterly condensed financial results is as follows: (unaudited)

	For the quarter ended		For the quarter ended		For the quarter ended
	March 31, 2005		June 30, 2005		September 30, 2005
	as reported	as restated	as reported	as restated	as reported	as restated

Oil and gas revenue	$ 400,999	$ 338,350	$372,459	$ 374,600	$ 406,533	$401,434

Production costs and related taxes	(84,836)	(84,836)	(93,307)	(93,307)	(96,805)	(96,805)
General and administrative	(158,900)	(152,394)	(197,613)	(190,913)	(184,111)	(183,494)
Depletion, depreciation, and amortization	(57,566)	(45,988)	(48,982)	(44,518)	(48,203)	(62,637)

Income before other income and expense	99,697	55,132	32,557	45,862	77,414	58,498
Other income (expense)	2,722	2,701	3,319	3,318	4,112	4,112

Income before income taxes	102,419	57,833	35,876	49,180	81,526	62,610
Deferred tax expense	-	(21,498)	-	(18,179)	-	(20,409)

Net income	$ 102,419	$ 36,335	$ 35,876	$ 31,001	$ 81,526	$ 42,201
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Net income per share	$ 0.01	$ 0.00	$ 0.00	$ 0.00	$ 0.01	$ 0.00
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